FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Other news 2. Edelweiss India Conference 2019 held in Mumbai: February 13, 2019 3. Xth Global Investor Conference held in Mumbai: February 14, 2019

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedules of the Edelweiss India Conference 2019 and Xth Global Investor Conference held in Mumbai on February 13, 2019 and February 14, 2019 respectively. At these conferences, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Edelweiss India Conference 2019 held in Mumbai: February 13, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one Meeting	Invesco Asset Management Limited
2.	One-on-one Meeting	TIAA Investments
3.	Group Meeting	TCG Advisory Services
4.	Group Meeting	Discovery Capital management LLC
5.	Group Meeting	Raiffeisen Kapitalanlage Ges.m.b.H.
6.	Group Meeting	AGF Funds Inc.
7.	Group Meeting	C Worlwide
8.	Group Meeting	Allard Partners Asia
9.	Group Meeting	Duro Capital
10.	Group Meeting	East Capital
11.	Group Meeting	Artisan Partners
12.	Group Meeting	Monsoon Capital LLC
13.	Group Meeting	Point72 Asset Management
14.	Group Meeting	GAM International Management Ltd
15.	Group Meeting	Coronation Fund Managers
16.	Group Meeting	Newport Asia

Item 3

Xth Global Investor Conference held in Mumbai: February 14, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one Meeting	Ashmore
2.	One-on-one Meeting	Capital International
3.	One-on-one Meeting	Capital World
4.	One-on-one Meeting	Capital Research
5.	One-on-one Meeting	Fidelity Worldwide
6.	Group Meeting	ASK Investment Managers
7.	Group Meeting	Avendus AMC
8.	Group Meeting	Axis Mutual Fund
9.	Group Meeting	Daiwa AMC
10.	Group Meeting	DHFL Pramerica
11.	Group Meeting	EastBridge
12.	Group Meeting	Habrok
13.	Group Meeting	IIFL AMC
14.	Group Meeting	Motilal Oswal AMC
15.	Group Meeting	Polar Capital
16.	Group Meeting	Quantum Mutual Fund
17.	Group Meeting	SBI Life Insurance
18.	Group Meeting	White Oak
19.	Group Meeting	Canara Robeco

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	February 15, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager